April 10, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549-3628

Attn:	Ms. Suzanne Hayes

Re:	Tocagen Inc. (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-216574)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of common shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on April 12, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 870 copies of the Company’s Preliminary Prospectus dated April 3, 2017 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Leerink Partners LLC
Evercore Group L.L.C.
As representatives of the several Underwriters

By:	Leerink Partners LLC

	By:	/s/ Bryan Giraudo
	Name:	Bryan Giraudo
	Title:	Managing Director

By:	Evercore Group L.L.C.

	By:	/s/ Jeffrey B. Rosichan
	Name:	Jeffrey B. Rosichan
	Title:	Senior Managing Director

[Signature Page to Acceleration Request Letter]